Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number for Related Registration Statement: 333-110830

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts.  Words such as  “expect(s)”,  “feel(s)”,  “believe(s)”,  “will”,  “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to their Annual Reports on Form 10-K for the year ended December 31, 2002 and their Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Anthem and WellPoint made the following presentation on Monday, January 12, 2004:

SM Leonard Schaeffer, Chairman and Chief Executive Officer January 12, 2004 Larry Glasscock, Chairman, President and Chief Executive Officer 01/12/2004 4:20 PM 1

Words Such Forward-looking statements are statements that are not historical facts. These statements include, but are not limited to, financial projections These risks and filings with the U.S. Securities and Exchange at health benefits companies; our ability to limitation, difficulties in maintaining regarding the timing, completion and Readers are various SEC reports, including but not limited to Annual Reports on Form 10-K for those discussed and identified in public Readers are also urged to carefully review and consider the various disclosures in This presentation contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements.and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.uncertainties include:Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targetedcontract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, withoutrelationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking WellPoint’sthe year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003. SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 or on the anticipated schedule; our ability to meet expectationsaccounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns.cautioned not to place undue reliance on these forward-looking statements that speak only as of the date

hereof.statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.Anthem’s and 01/12/2004 4:20 PM 2

ANY and 120 1 their filed and of at AND PROXY STATEMENT, Anthem at of was interests JOINT of Relations Relations members which participants the STATEMENT THE solicitation of proxies in 8-K, Investor Investor other Form Anthem’s regarding REGISTRATION shareholders and on INCLUDING to Anthem WellPoint THE officers Report regarding 2003 annual meeting of stockholders information REGISTRATION SEC, OF mailed from from THE THE PART be or Current Wellpoint’s will executive information Additional SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS READ WITH BE www.sec.gov, and Anthem’s TO FILED WILL 46204-4903, contains 14A. prospectus site, Information concerning WellPoint’s participants is set forth in / IN directors 2003, THAT Investors and security holders will be able to obtain the documents web Schedule In connection with the proposed transaction, a registration statement their transaction. 27, ENCOURAGED DOCUMENTS statement SEC’s PARTICIPANTS IN SOLICITATION on Indianapolis, and SEC ARE the October proxy at Circle, proposed on the WellPoint’s participants in the solicitation of proxies in respect of the proposed ADDITIONAL INFORMATION AND WHERE TO FIND IT joint WellPoint the SEC with RELEVANT charge of WELLPOINT final of Anthem, management and employees may be deemed to be participants in the the filed transaction will be included in the registration statement and joint proxy statement/prospectus This presentation may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. on Form S-4 has been filed with the SEC. OF OTHER STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The stockholders of WellPoint. free Monument WellPoint Way, Thousand Oaks, CA 91362. respect with their interests in the solicitation. the proxy statement, dated March 31, 2003, for as Anthem’s and filed with the SEC. 01/12/2004 4:20 PM 3

WellPoint Profile Anthem Profile Merger Summary ® Agenda • • • 01/12/2004 4:20 PM 4

Broad range of medical and specialty products Non-Blue Brands WellPoint Profile Second largest health plan in U.S. Organized by customer segment with a diverse customer base Regional geographic focus One Company, multiple brands • •• •• 01/12/2004 4:20 PM 5

VALUE Pharmacy Dental Behavioral Health Life/Long Term Care Disability Medical Management Network Access = Broad Product Choice CHOICE 01/12/2004 4:20 PM 6

50 250 2,000 Size 1 1 2 – 51 – 251 – 2,001+ varies varies unique needs of these customers Segment Special Accounts Employees of schools, municipalities, Federal Employees Program Beneficiaries of Medicaid, State Children Health Insurance Program and similar programs … to better understand and meet the Individual Senior Small

Group Key Accounts Major Accounts Public Entities* State Sponsored Programs** Organized byCustomer Segment . . . Market * ** 01/12/2004 4:20 PM 7

Medi-Cal Other State Sponsored Programs 1,471,000 Individual Small Group 840,000 713,000 1,396,000 Seniors 461,000 Large Group ASO* Large Group Insured Diverse Customer Base September 30, 2003 Enrollment 5,020,000 4,132,000 * Includes 1.4 million network access members 01/12/2004 4:20 PM 8

Blue Cross license service areas UNICARE regions HealthLink states (also includes Missouri, Indiana & Illinois) Health care is locally delivered and locally consumed Better network leverage Greater actuarial precision More efficient marketing/operations Regional Concentration • • • • 01/12/2004 4:20 PM 9

14,033 3Q03 3%* 13,223 2002 11% 10,528 2001 6% 8,201 2000 8% 7,515 1999 15% (in thousands) 6,892 1998 7% 6,638 1997 17% Total Medical Membership 4,485 1996 27% 2,797 1995 7% 16,000 14,000 12,000 10,000 8,000 6,000 4,000 2,000 0 Membership *Reflects growth from September 30, 2002 Membership Growth California Growth: 01/12/2004 4:20 PM 10

2003* Medical Members Total Insured 245.4 Million Top 10 = 100.4 Million Top Ten Health Plans* 1995 Medical Members Total Insured 223.7 Million Top 10 = 61.1 Million * Top 10 Health Plans as of 6/30/03: UNH, WLP, AET,CI, ATH, Kaiser Foundation, Health Care Services Corp., HUM, HNT, WC Bear Stearns, Centers for Medicare & Medicaid Services, Office of Actuary, U.S. Census Bureau, and SEC filings of publicly traded companies Big Plans Will Get Larger Source: 01/12/2004 4:20 PM 11

PPO Rockford Health Plans The Preferred Plan, Inc. Trinity PHO, Ltd. Union Health Service, Inc. Illinois Harmony Health Plan of Ill. Health Alliance Medical Plans, Inc. Health Marketing, Inc. Healthcare’s Finest Network One Health Plan of Ill., Inc. OSF HealthPlans, Inc. Quincy Health Care Management RCare • • • • • • • • • • • • Access Direct-A preferred Provider Network Advantage Care Network, Inc. Alliance Regional Health Network Brazos Valley Health Network Galaxy Health Network IntegraHome Preferred Care ProAmerica SETON Healthcare Network TexCare Partnership The MEGS Life & Health Ins. Co. USA Managed Care Organization Texas • • • • • • • • • • • • Athens Area Health Plan Columbus Physician Organization Healthcare, Inc. HealthOne Medical Resource Network One Health Plan of GA Phoebe Health Partners, Inc. Georgia • • • • • • • Community Care Plus Community Health Plan Cox Health System, Inc. Family Health Partners FirstGuard Health Plan Group Health Plan Health Care USA, Missouri, LLC Mercy Health Plans of Mo. Inc. One Health Plan of Kansas/Missouri, Inc. Missouri • • • • • • • • • Many smaller, regional players in key geographies Health Plan Alameda Alliance for Health st InterStudy PPO Directory and Performance Report 3.0; California Care 1 Chinese Community Health Plan Community Health Group Community Health Plan Contra Costa Health Plan Health Plan of San Joaquin Inland Empire Health Plan Interplan Corp One Health Plan of CA Primecare Medical Network ProMed Health Care Administrators Safeguard Health Plans San Francisco Health Plan

Santa Clara Family Health Plan Scripps Clinic Health Plan Sharp Health Plan Sistemas Medicos Nacionales Universal Care Western Health Advantage Fragmented Industry • • • • • • • • • • • • • • • • • • • • Represents more than 18 million lives in these states Sources: The InterStudy Competitive Edge, Part I: HMO Directory, July 1, 2002 01/12/2004 4:20 PM 12

Existing commercial programs Existing Medicaid and SCHIP Programs Expanded government programs ? Potential Solutions • • • Based on 2001 data. Demonstrate value Potential tax subsidies Enrollment programs Education Community outreach Increased State funding ? Federal assistance? • • • • • • • Uninsured 18 million 6.4 million earn 14 million programs but not 9 million Moderate to high income 11.4 million earn >300% FPL 200–299% FPL Eligible for public enrolled Earn <100% FPL Low income, not eligible for public programs Earn 100-199% FPL Uninsured Opportunity •• • • • • • Source: NIHCM Foundation, 2002, RWJF-sponsored project. 01/12/2004 4:20 PM 13

Program in California HealthyCheck Experience higher incidence of preventable and manageable chronic diseases Limited access to health care services Affordable and convenient preventive health screenings Partner with hospitals Ethnic Outreach Programs Agent support Community programs Media relations Partnership activities Example: – – – – • • • • • 01/12/2004 4:20 PM 14

WellPoint Medical Costs 70% 23% 7% WellPoint Membership 8% 24% 68% Depression Oncology High risk pregnancy Etc. Members with chronic conditions • • • • Asthma Congestive Heart Failure ESRD Diabetes • • •• Targeted Medical Management WellPoint Membership 20% 80% 01/12/2004 4:20 PM 15

28,700 3,000 21,100 8,700 $119,400 24,900 41,000 24,700 Total Knee Replacement $ $ $ $ $ $ $            . 1,700 2,800 $18,200 9,600 2,100 September 19, 2000 The operation you get often depends on where you live Cholecystectomy $27,000 $ $12,500 $ $ $18,600 $ 2,200 $11,400 2,800 $26,200 3,100 Total Abdominal Hysterectomy $25,100 $ $ $ $37,700 $14,700 CA Hospital A CA Hospital B GA Hospital A GA Hospital B MO Hospital A MO Hospital B TX Hospital A TX Hospital B Cost Variations 01/12/2004 4:20 PM 16

Multi Disciplinary Health Coaching Health Coaching is a multi- disciplinary, facilitative approach to enhance members’ ability to self-manage conditions RN Directed RN gives didactic telephonic education without assessing member motivation or underlying barriers to change Health Coaching Model Physician Centric Constraints on physician time and resources do not allow for the in-depth counseling and assistance necessary for the effective treatment of chronic illnesses 01/12/2004 4:20 PM 17

Consultative Services Incentive Programs Benefit Designs Interventions Account Management Sales Support Business Strategies Claims Processing Claims Keying Online DUR Intervention Programs Disease Management Network Management National Network Customized Local Networks MAC Programs Clinical / Medical Management

Clinical Business Plan Therapy Management Patients-At-Risk Pharmacy Care Management ® Online Reporting PrecisionRx Integrated Mail Service Pharmacy Specialty Pharmacy ReViewPoint Guidelines Fourth largest PBM with approximately 31 million members Offers full spectrum of PBM services Formulary Management Treatment P&T Committees Manufacturer Discounts Preferred Rx Programs Prior Auth Center Provide innovative programs to manage drug trend Clinical programs are outcomes-focused and patient-centric WellPoint Pharmacy Management • • • • 01/12/2004 4:20 PM 18

PPO, DHMO & FFS Basic & supplemental group term, dependent coverage, AD&D Group STD & LTD Full range of Behavioral Health services, including EAP plans Network management, bill review, medical management and case management, all on non-risk basis Other Specialty Products Dental Life Disability Behavioral Health WC MCS 01/12/2004 4:20 PM 19

87% Nine months ended September 30, 2003 13% Health Care Segment Specialty Segment Growth** 35% 56% September 30, 2003 Total WellPoint Profitability* 88% Health Care Segment Specialty Segment Specialty Products Contributeto WellPoint’s Profitability Nine months ended September 30, 2002 Specialty Segment 12% Health Care Segment *Excluding corporate and other segment **Represents growth in segment net income for the 9 months ended versus the comparable prior-year period 01/12/2004 4:20 PM 20

Sep- 03 Jun- 03 Mar- 03 Dec- 02 Sep- 02 Jun- 02 Mar- 02 Dec- 01 Sep- 01 Jun- 01 Mar- 01 Dec- 00 Sep- 00 Jun- 00 330 bp improvement Mar- 00 Dec- 99 Sep- 99 Jun- 99 Mar- 99 Dec- 98 Sep- 98 Jun- 98 Mar- 98 General and administrative expense ratio is calculated as a percentage of premium revenue and management services and other revenue combined Leveraging Technology to Improve Margins G & A Expense Ratio Trends* (%) 17 16 15 14 13 12 11 10 * 01/12/2004 4:20 PM 21

$14.8 YTD 3Q03 $17.3 2002 4 . 2001 $12 (in billions) $9.2 2000 Total Revenue $7.5 1999 –1, where FV is the future value, PV is the present value, CAGR = 28%* 1998 1/n $6.5 CAGR = (FV/PV) $5.6 1997 $4.0 1996 WLP Financial Highlights $ 20 18 16 14 12 10 8 6 4 2 0 *As of December 31, 2002. and n is the number of years. 01/12/2004 4:20 PM 22

$18 $663.7 YTD 3Q03 $4.5 million (d) $660.9 2002 (a) $414.7 2001 $9.0 million of nonrecurring costs, net of tax, related of $694.1 million excludes $33.2 million of net realized $342.3 2000 distribution channels outside of California, and iii) (e) $297.2 1999 management operations, discontinuance of certain medical practice –1, where FV is the future value, PV is the present value, and (c) (in millions) CAGR = 22% $263.0 1998 1/n (b) CAGR = (FV/PV) Income from Continuing Operations $224.9 1997 $198.5 1996 Before extraordinary items and cumulative effect of accounting change, if applicable 1997 income from continuing operations of $229.4 million excludes: i) to write-down of the Company’s dental practice management operations, and severance and retention payments associated with the GBO acquisition, ii) charge, net of tax, associated with prior investments in certain million of investment gains in HPI, net of tax 1998 income from continuing operations of $319.5 million excludes a charge of $29.0 million, net of tax, related to WellPoint’s previous holdings in FPA Medical Management, Inc. and the impact of favorable IRS tax ruling of $85.5 million 2002 income from continuing operations before extraordinary item investment gains, net of tax n is the number of years. 0 As of December 31, 2002. WLP Financial Highlights 700 600 500 400 300 200 100 (a) (b) (c) (d) (e) 01/12/2004 4:20 PM 23

WellPoint Profile Anthem Profile Merger Summary ® Agenda • • • 01/12/2004 4:20 PM 24

® New Hampshire Connecticut Maine a i i n i g i r i i V y k c Ohio u t n Indiana Ke Regional business model National capabilities BCBS licenses in 9 states #1 market share in 8 of 9 states • • • • Colorado Nevada Anthem Profile Anthem BCBS Coverage Full range of healthcare and specialty products Among the fastest growing healthcare companies 11.8 million medical members • • • 01/12/2004 4:20 PM 25

® Success to Customers Are First Regional Model Disciplined Focus Drivers Grow Profitable Enrollment Reduce Administrative Costs Optimize the Cost of Healthcare, While Improving the Health of Our Members Provide Distinctive Service Strong Cash Management Executing a Simple Strategy 01/12/2004 4:20 PM 26

® 12.5+ 2004E 2004E 12.0 2003E 11.9 - 11.1 2002 (In Millions) 7.9 2001 9% Same Store CAGR, 1999—7.3 2000 Acquisition-related membership in the applicable year Profitable Enrollment Growth 6.3 1999 01/12/2004 4:20 PM 27

® Place Market the networks nationwide Information System (IRIS) in Strength Proposition Strong retention of existing accounts 30 new account wins for 1Q04 Blue Cross Blue Shield Brand Access to BlueCard ClaimsQuest Interactive Realtime Dedicated Business Unit Model National Accounts Gaining • • Value • • • • • 01/12/2004 4:20 PM 28

® 3.2 0.4 New Specialty Products Behavioral Health Vision Cross Selling to Existing Customers Membership (mm) 5.3 2.4 0.9 Total Benefit Solutions for Customers Specialty Product Opportunities Pharmacy Dental Life Specialty membership as of September 30, 2003 01/12/2004 4:20 PM 29

® Improvement Systems consolidation Shared service platform Investments in technology Process improvements Strategies For • • • • 19.3% 2002 19.6% 2001 7% s p . b 18 0 0 21.2% 2000 = 7 3Q03 24.2% 1999 Administrative Expense Discipline 26.3% 1998 01/12/2004 4:20 PM 30

® 1 % Savings 3 Coronary Disease Cost General Population Program Members 7 % PMPM 1 Diabetes Programs Asthma Diabetes Coronary disease Heart failure High risk pregnancy Renal disease Quality Care Through Physician Collaboration Optimize the Cost of Care Disease Management • • • • • • 01/12/2004 4:20 PM 31

® Leading carrier in Colorado Funded purchase of 6,000 flu vaccines Placed ads to let high risk recipients know where to find the vaccine Improving the Health of the People We Serve • • • 01/12/2004 4:20 PM 32

® 5 Company D 2 Company D 24 Company C 20 Company C 30 Company B 22 Company B 40 Company A 34 Company A Excellent Customer Service 82 Blues 74 Blues Smith Barney Health Benefit Survey, Sept. 29, 2003. Best in Customer Service        % of responses Best in Claims Processing        % of responses Source: 01/12/2004 4:20 PM 33

® $991 2002 $549 $655 Cash Flow ($            in millions) 2001 Operating Cash Flow $342 $685 Net Income 2000 Strong Cash Management $226 01/12/2004 4:20 PM 34

® and Maintain Gross Margins Disciplined underwriting Medical management initiatives pricing ? ? + Continuous Administrative Expense Ratio Improvement Systems consolidation Contain costs in non-customer touch point areas ? ? + Profitable Membership Growth Enrollment growth in every region Expand market share Specialty penetration Long Term Earnings Growth 15% + Earnings Growth Model ? ? ? 01/12/2004 4:20 PM 35

® ~$16.5 2003E billion Revenue 2002 2 $13.0 . 4 $ = ($            in billions) $10.1 2001 Operating $8.5 2000 3Q03 $5.30-$5.35 2003E 38 . EPS 2002 1 $4.51 $ = Diluted $3.30 2001 3Q03 Strong Financial Momentum $2.18 2000 01/12/2004 4:20 PM 36

WellPoint Profile Anthem Profile Merger Summary ® Agenda • • • 01/12/2004 4:20 PM 37

1 ATH share + $23.80 cash WellPoint, Inc. Indiana 58% Anthem, 42% WellPoint Leonard Schaeffer Larry Glasscock David Colby Mike Smith, Alice Rosenblatt Transaction Summary Consideration Per WLP Share: ® Name: Headquarters: Board Representation: Chairman: President and CEO: Chief Financial Officer: Co-Heads of Integration: 01/12/2004 4:20 PM 38

MA NH ME CT VA GA OH KY IN IL WI MO TX CO ® NV Leading Market Positions CA Anthem WellPoint UNICARE and HealthLink >100K members 01/12/2004 4:20 PM 39

$250 million in annual pre-tax synergies by 2006 ® Significant opportunities for corporate cost reduction – Accretive in 2004, excluding refinancing costs 4% to 6% accretion in 2005 Building on combined strength in medical management Using technology to support information- based consumer decisions Merger Implications • • • • • 01/12/2004 4:20 PM 40

Anthem experience with national accounts ® Growth Opportunities Strong track record of organic growth WellPoint expertise in individual and small group Increased value and penetration of PBM services Cross-sell other specialty products • • • • • 01/12/2004 4:20 PM 41

Generally self-inflicted cycles in the past Track records of underwriting discipline Industry consolidation since mid-90’s mitigates risk Fewer, more disciplined Blues Better prediction of medical costs ® The Underwriting Cycle Is Becoming a Myth • • • • • 01/12/2004 4:20 PM 42

‘02 2002 ‘66 – 2000 1998 All Blue Plans 1994 1996 1992 1990 1988 1986 1984 1980 1982 1978 Underwriting Results as        % of Revenue* 1976 1972 1974 ® 1970 1966 1968 Disappearance of the Underwriting Cycle 10.0% 8.0% 6.0% 4.0% 2.0% 0.0% -2.0% -4.0% -6.0% -8.0% -10.0% Source: BCBSA, 2002 01/12/2004 4:20 PM 43

“no-review” by SEC Merger Update S-4 filed 11/26/2003 – Form A’s being filed with state regulators HSR process proceeding on schedule BCBSA application submitted Anticipate mid-2004 closing ® • • • • • 01/12/2004 4:20 PM 44

Service enhancements Spread fixed administrative costs over larger membership base Competitive prices ® Solid operational and financial performance Increased scale benefits – – – Focus on customers Well-positioned for continued growth Merger Summary • • • • 01/12/2004 4:20 PM 45